SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

Tivity Health, Inc.

(Name of Issuer)

Common Stock - $.001 par value per share

(Title of Class of Securities)

88870R102

(CUSIP Number)

Altaris Capital, L.P.

10 East 53rd Street, 31st Floor
New York, New York 10022

Telephone: (212) 931-0250

Copy to:

Steve Isaacs, Esq.

Schiff Hardin LLP

233 S. Wacker Drive, Suite 7100

Chicago, Illinois 60606

Telephone: (312) 258-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88870R102	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Altaris Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,070,840 Shares*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,070,840 Shares*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,070,840 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.48%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

* Reflects ownership as of the date of this filing.

** Based on 47,994,056 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of November 6, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange

     Commission on November 11, 2019.

Page 2 of 6 Pages

CUSIP No. 88870R102	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Altaris Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,070,840 Shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,070,840 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,070,840 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.48%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Reflects ownership as of the date of this filing.

** Based on 47,994,056 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of November 6, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange

     Commission on November 11, 2019.

Page 3 of 6 Pages

CUSIP No. 88870R102	13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS
George Aitken-Davies
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,070,840 Shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,070,840 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,070,840 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.48%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Reflects ownership as of the date of this filing.

** Based on 47,994,056 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of November 6, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange

     Commission on November 11, 2019.

Page 4 of 6 Pages

CUSIP No. 88870R102	13D	Page 5 of 6 Pages

1	NAMES OF REPORTING PERSONS
Daniel Tully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,070,840 Shares*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,070,840 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,070,840 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.48%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

 * Reflects ownership as of the date of this filing.

** Based on 47,994,056 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. outstanding as of November 6, 2019, as reported on Tivity Health, Inc.’s Form 10-Q filed with the Securities and Exchange

     Commission on November 11, 2019.

Page 5 of 6 Pages

This constitutes Amendment No. 3 to the Schedule 13D relating to the shares of Common Stock, par value $0.001 per share, of Tivity Health, Inc., a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2019, as amended by Amendment No. 1 thereto, filed with the SEC on July 1, 2019, and as amended by Amendment No. 2 thereto, filed with the SEC on August 7, 2019 (the “Schedule 13D”), and hereby amends the Schedule 13D to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

The second bullet of paragraph 6 of Item 4 of the Schedule 13D is hereby amended and restated by replacing it in its entirety with the following:

•    own in excess of 13% of the Issuer’s outstanding common stock;

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to insert the following at the end of such Item:

Effective on February 18, 2020, the Reporting Persons and the Issuer entered into an Amendment to the Cooperation Agreement. A copy of the Amendment to the Cooperation Agreement is attached as Exhibit 3 to this Amendment No. 3 to Schedule 13D and is incorporated by reference herein.

Item 7	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to insert the following at the end of such Item:

Exhibit No.	Description
3	Amendment to Cooperation Agreement among the Issuer, Altaris Capital, L.P., Altaris Partners, LLC, George Aitken-Davies and Daniel Tully, dated February 18, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 19, 2020)

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2020

ALTARIS CAPITAL, L.P.,
By: Altaris Partners, LLC, its general partner

By:/s/ Daniel Tully
Name: Daniel Tully
Title: Manager

ALTARIS PARTNERS, LLC

By:/s/ Daniel Tully
Name: Daniel Tully
Title: Manager

/s/ George Aitken-Davies
George Aitken-Davies

/s/ Daniel Tully
Daniel Tully